Exhibit 16.1

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 3, 2017 of Financial Gravity Holdings Inc. and have the following comments:

1.	We have no basis on which to agree or disagree with the statements made in the two paragraphs under the header “New Registered Public Accounting Firm”

2.	We agree with the statements made in the five paragraphs under the header “Previous Registered Public Accounting Firm”.

3.	We agree with the statements made in paragraphs one, five and six under the header “Appointment of Lane Gorman Trubitt, LLC by Pacific Oil Company”. We have no basis on which to agree or disagree with paragraphs two, three and four under this header.

4.	We have no basis on which to agree or disagree with the statements made in the five paragraphs under the header “Appointment of TAAD, LLP by Pacific Oil Company”.

Yours truly,

/s/ Lane Gorman Trubitt, LLC

Dallas, Texas

February 3, 2017